17005543

SI

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2017
REGISTRATIONS BRANCH
15

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJA Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd., #204
(No. and Street)

Westlake Village (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jodi Wicks 818-707-8319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd., 11th Floor (Address) West Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

SEE CALIFORNIA Ack. FORM ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 22nd, 2017 before me, Michael James Neighbors - Notary Public
(insert name and title of the officer)

personally appeared * Thomas J. Murphy *,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MICHAEL JAMES NEIGHBORS
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2144542
LOS ANGELES COUNTY
My Comm. Exp. February 29, 2020

Signature [signature] (Seal)

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2016

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

TABLE OF CONTENTS

HOLTHOUSE | CARLIN | VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC, a California limited liability company (the Company), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 21, 2017

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash and cash equivalents	$ 624,930
Accounts and other receivables	26,952
Total current assets	651,882
Property, at cost:	
Computer equipment	96,798
Furniture	34,159
Leasehold improvements	6,245
Total property, at cost	137,202
Less: accumulated depreciation	(117,625)
Property, net	19,577
Other assets:	
Deposit	3,809
Total other assets	3,809
Total assets	$ 675,268

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies (see Notes)	
Members' equity	675,268
Total liabilities and members' equity	$ 675,268

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Revenue Recognition

Revenue from investment banking fees are recognized when services are performed and earned as determined contractually. Fees subject to approval by the trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2016 was $6,103.

Advertising and Marketing Expenses

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses amounted to $81,874 for the year ended December 31, 2016.

NOTE 1. (Continued) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2012. There are no examinations currently pending.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the recognition of revenues earned and collectability of accounts receivable at year end. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2016, two clients accounted for more than 10% of total revenues, 76% and 20%, respectively. No other client accounted for more than 10% of total revenue. As of December 31, 2016, two clients accounted for total accounts receivable.

NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2013, which was set to expire April 2017, for their office in Westlake Village, California. The lease currently requires total monthly rental payments of $3,160 and increasing annually. Rent expense of $39,048 was included in general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2016. In January 2017 the Company amended its office lease agreement to extend the lease to April 2020.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,		
2017	$	38,992
2018		40,320
2019		41,532
2020		13,980
Total minimum lease payments	$	134,824

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2016, the Company had net capital of $624,930, which exceeded the minimum requirement of $5,000 by $619,930, and had a net capital ratio of 0.00 to 1 (Schedule I). The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

NOTE 5. LOAN PARTICIPATION AGREEMENT

The Company entered into an $800,000 loan participation agreement and concurrently assigned 100% of their participation. $500,000 of the loan participation was funded directly through the Company and the remaining $300,000 was funded directly by an assignee. The $500,000 funded by the Company was subsequently repaid under an assignment agreement. The assignment was made 25% ($200,000) to a related party and 75% ($600,000) to a third party. Any repayment of principal or interest earned under the assignment is considered attributable to the assignees. During 2016, $11,047 of interest was received under the participation and subsequently disbursed to assignees. The original underlying loan is still outstanding as of December 31, 2016, however, as a result of the assignment agreement there were no receivables or payables on the accompanying

statement of financial condition and no interest has been recorded in the accompanying statement of operations.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements other than the office lease renewal in Note 3.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2016

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC, a California limited liability company (the Company), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 21, 2017

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash and cash equivalents	$ 624,930
Accounts and other receivables	26,952
Total current assets	651,882
Property, at cost:	
Computer equipment	96,798
Furniture	34,159
Leasehold improvements	6,245
Total property, at cost	137,202
Less: accumulated depreciation	(117,625)
Property, net	19,577
Other assets:	
Deposit	3,809
Total other assets	3,809
Total assets	$ 675,268

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies (see Notes)	
Members' equity	675,268
Total liabilities and members' equity	$ 675,268

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Revenue Recognition

Revenue from investment banking fees are recognized when services are performed and earned as determined contractually. Fees subject to approval by the trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2016 was $6,103.

Advertising and Marketing Expenses

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses amounted to $81,874 for the year ended December 31, 2016.

NOTE 1. (Continued) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2012. There are no examinations currently pending.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the recognition of revenues earned and collectability of accounts receivable at year end. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2016, two clients accounted for more than 10% of total revenues, 76% and 20%, respectively. No other client accounted for more than 10% of total revenue. As of December 31, 2016, two clients accounted for total accounts receivable.

NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2013, which was set to expire April 2017, for their office in Westlake Village, California. The lease currently requires total monthly rental payments of $3,160 and increasing annually. Rent expense of $39,048 was included in general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2016. In January 2017 the Company amended its office lease agreement to extend the lease to April 2020.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,		
2017	$	38,992
2018		40,320
2019		41,532
2020		13,980
Total minimum lease payments	$	134,824

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2016, the Company had net capital of $624,930, which exceeded the minimum requirement of $5,000 by $619,930, and had a net capital ratio of 0.00 to 1 (Schedule I). The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

NOTE 5. LOAN PARTICIPATION AGREEMENT

The Company entered into an $800,000 loan participation agreement and concurrently assigned 100% of their participation. $500,000 of the loan participation was funded directly through the Company and the remaining $300,000 was funded directly by an assignee. The $500,000 funded by the Company was subsequently repaid under an assignment agreement. The assignment was made 25% ($200,000) to a related party and 75% ($600,000) to a third party. Any repayment of principal or interest earned under the assignment is considered attributable to the assignees. During 2016, $11,047 of interest was received under the participation and subsequently disbursed to assignees. The original underlying loan is still outstanding as of December 31, 2016, however, as a result of the assignment agreement there were no receivables or payables on the accompanying

statement of financial condition and no interest has been recorded in the accompanying statement of operations.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements other than the office lease renewal in Note 3.